Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Hospitality Properties Trust for the registration of 3.80% Convertible Senior Notes due 2027 and 5,000,000 Common Shares of Beneficial Interest and to the incorporation by reference therein of our reports dated February 23, 2007, with respect to the consolidated financial statements and schedule of Hospitality Properties Trust, Hospitality Properties Trust management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Hospitality Properties Trust, included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts
March 30, 2007